ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

File No. 82-5027

No. PTTEP 1.910/ 191 /2006

Finance Department
Tel. 0-2537-4512/0-2537-4611

May 23, 2006

06013815

RECEIVED
2006 MAY 30 P 1:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

Subject: Establishing PTT ICT Solutions Company Limited

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that PTT Public Company Limited (PTT) and affiliated companies of the PTT group, including PTTEP, The Aromatics (Thailand) Public Company Limited, Thai Oil Public Company Limited and PTT Chemical Public Company Limited, have established PTT ICT Solutions Company Limited (PTT ICT), with shareholdings of 20% each. PTT ICT's registered capital will be 150,000,000 Baht, consisting of 15,000,000 ordinary shares at 10 Baht each.

PTT ICT's scope of service includes providing all information and communication technology services (ICT) to affiliated companies of the PTT group with the objectives to complement its potential and enhance its competence in ICT, promote synergy among affiliated companies, and align with PTT group direction and strategy.

Yours sincerely,

PROCESSED
JUN 01 2006
THOMSON FINANCIAL

Maroot Mrigadat
President